Exhibit (d)(3)

March 31, 2022

Vidler Water Resources, Inc.

3480 GS Richards Blvd., Suite 101

Carson City, NV 89703

Re: Exclusivity Agreement

Ladies and Gentlemen:

This letter agreement confirms certain agreements of D.R. Horton, Inc. (“Buyer”) and Vidler Water Resources Inc. (the “Company”) as set forth below.

1.    Buyer is considering a potential acquisition of the Company on the terms set forth in the letter dated March 24, 2022 from Buyer to the Company (the “Transaction”). Proceeding with further consideration of the Transaction will require Buyer to commit substantial resources and incur expense, including in connection with a further due diligence investigation of the Company and its business. The Company is willing to enter into this letter agreement in order to induce Buyer to do so.

2.    Until the Termination Date, the Company will not, and will cause its affiliates and its and their respective directors, officers, employees, members, managers, agents, advisors and representatives (collectively, “Representatives”) not, directly or indirectly, (a) to solicit or encourage any inquiries, discussions or proposals regarding, (b) to continue, propose or enter into negotiations or discussions with respect to, (c) to provide non-public information relating to or in connection with, or (d) to authorize, recommend, propose or enter into any confidentiality agreement, term sheet, letter of intent, purchase agreement or other agreement, arrangement or understanding regarding, in the case of each of the foregoing clauses (a) through (d), an acquisition of all or a majority of the assets or equity securities of, or a business combination or consolidation or the formation of a partnership or joint venture or management arrangement with, the Company or any of its subsidiaries, in each case other than involving only Buyer or any of its affiliates. Until the Termination Date, the Company agrees to inform Buyer promptly of any inquiry, discussion or proposal from any person or entity of the type referred to above, including the terms thereof.

3.    This letter agreement shall terminate (the “Termination Date”) on the earlier of (a) 5:00 p.m. (Central Time) on April 14, 2022 and (b) execution of a definitive merger agreement between Buyer or any of its affiliates and the Company with respect to the Transaction.

4.    This letter agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the confidentiality letter agreement, dated as of December 16, 2021, between the Company and Buyer (which shall remain in full force and effect). This letter agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party. This letter agreement shall be governed and construed in accordance with the internal laws of the State of Delaware, without reference to its conflicts of law principles. This letter agreement may be executed in counterparts, which together shall constitute one instrument. Facsimiles or .pdfs of duly executed counterpart signature pages are acceptable and shall deemed to be originals.

5.    Each party acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this letter agreement by the other party and that any such breach would cause such first party irreparable harm. Accordingly, each party agrees that in the event of any breach or threatened breach of this letter agreement, the other party, in addition to any other remedies at law or in equity it may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the requirement of posting a bond or other security.

6.    Paragraph 1 of this letter agreement sets forth only the current intentions of the parties hereto and is not intended to create, and shall not create, any legally binding obligations. Each party agrees that none of the parties hereto, nor any of their respective affiliates, has any legal obligation of any kind whatsoever with respect to the matters addressed herein except for the matters specifically agreed to in paragraph 2 through this paragraph 6. As set forth more fully in the Confidentiality Agreement, each party to this letter agreement understands that unless and until a definitive agreement for a transaction is executed and delivered, none of Buyer, the Company or any of their respective affiliates is under any obligation, express or implied, to propose or complete any transaction, including the Transaction, and any such party may at any time and for any reason or no reason determine not to proceed with further consideration of any transaction, including the Transaction.

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If the foregoing is in accordance with your understanding and agreement with Buyer, please sign and return a duplicate of this letter agreement to us.

Sincerely,

D.R. HORTON, INC.

By:	/s/ Paul J. Romanowski
Name: Paul J. Romanowski
Title: Executive Vice President and co-Chief Operating Officer

ACCEPTED AND AGREED:

VIDLER WATER RESOURCES INC.

By:	/s/ Dorothy A. Timian-Palmer
Name: Dorothy A. Timian-Palmer
Title: President and Chief Executive Officer

SIGNATURE PAGE TO EXCLUSIVITY AGREEMENT